SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ____June____, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: ______________________________
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: June 27, 2002

EXHIBITS

Exhibit 1	Press Release issued June 27, 2002 by the Registrant, announcing the Issuance of Class A Subordinate Voting Shares and Extension of Affiliation Agreement with Magna International Inc.

Exhibit 1

Tesma International Inc.
1000 Tesma Way
Concord, Ontario L4K 5R8
Tel: (905) 417-2100
Fax: (905) 417-2101

PRESS RELEASE

TESMA ANNOUNCES ISSUANCE OF CLASS A SUBORDINATE VOTING SHARES AND EXTENSION OF AFFILIATION AGREEMENT WITH MAGNA INTERNATIONAL INC.

June 27, 2002, Concord, Ontario......*Tesma International Inc.* (TSX: TSM.A; NASDAQ: TSMA) ("Tesma") today announced that it has agreed to issue 2,850,000 Class A Subordinate Voting Shares (the "Shares") from treasury on a bought deal basis to a syndicate of underwriters led by Scotia Capital Inc.. The Shares will be offered in Canada only at a price of $35.15 per Share. In addition, the underwriters have been granted an underwriters' option for up to an additional 285,000 Shares to be issued from treasury. Tesma will use the net proceeds of the offering for general corporate purposes, including investing in strategic opportunities which may include future acquisitions, joint ventures, new technologies and other investments. The offering is scheduled to close on July 18, 2002, or such earlier or later date as may be agreed between Tesma and the underwriters.

Tesma also announced that it has successfully negotiated an extension of its existing affiliation agreement with Magna International Inc. ("Magna") under which Tesma derives various benefits from its relationship and continued affiliation with Magna. The extended agreement, which will be effective as of August 1, 2002, provides for a term of seven years and five months expiring on December 31, 2009, and thereafter is renewable on a year-to-year basis unless terminated by either party upon six months notice prior to the date of renewal. Under the extended agreement, affiliation fees payable to Magna continue to be calculated on the basis of 1% of Tesma's annual reported consolidated net sales. However, the agreement now provides for a limited moratorium on the sales from acquired businesses. In the case of an acquisition by Tesma, the sales from the acquired business will not be subject to the affiliation fee in the fiscal year of the acquisition and will be subject to a 50% fee in the following fiscal year (with the full affiliation fee applicable thereafter). The negotiations with Magna regarding the extension of the affiliation agreement were overseen by a special committee of Tesma's independent directors and, on the recommendation of the special committee, the Tesma Board approved the extended affiliation agreement as being in the best interests of Tesma.

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,600 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

For further information regarding this release, please contact Anthony E. Dobranowski, President and Chief Financial Officer of Tesma at (905) 417-2155.

NOT FOR DISTRIBUTION TO U.S NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.